Annual Report

Cover Page

Name of issuer:

Black Momma Tea and Cafe, Inc

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 8/23/2017

Physical address of issuer:

1488 Deer Park Avenue
suite #382
N.Babylon NY 11703

Website of issuer:

http://www.blackmommateacafe.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$642,597.87	$0.00
Cash & Cash Equivalents:	$215,588.45	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$28,906.19	$0.00
Taxes Paid:	$364.00	$0.00
Net Income:	($275,158.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Black Momma Tea and Cafe, Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Vanessa Braxton	CEO/President	Black Momma Tea & Cafe, Inc	2017
Sheila Copeland	VP of Military Sales and Licensing Compliance	Black Momma Tea & Cafe	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Vanessa Braxton	CEO	2017
Vanessa Braxton	President	2017
Vanessa Braxton	Secretary and CFO	2017
Sheila Copeland	Vice President of Government and Licensing Organization	2017
George Tootle	VP of National Sales and Marketing Rep	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Vanessa Braxton	3000000.0 Common Stock	100.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

If our brand does not achieve more widespread consumer acceptance, our growth may be limited.

Our brand is early in its growth cycle and has not yet achieved extensive brand recognition. Accordingly, if consumers do not accept our brand, we will not be able to penetrate our markets and our growth may be limited.

Buy Out Right: The Company may, at any time after the closing of the Offering, and in connection with a bona fide institutional financing, repurchase the Common Stock from the subscribers in the Offering, by delivering the undersigned written notice of such repurchase along with payment for the Common Stock. The payment for the Common Stock shall be based on the valuation of the Company in such institutional financing.

Labor shortages, an increase in labor costs, or an inability to attract employees could harm our business.

Our employees and our ability to deliver an enjoyable cafe experience to our customers will be essential to our operations. If we are unable to attract and retain enough qualified restaurant personnel at a reasonable cost, and if they do not deliver an enjoyable customer experience, our results may be negatively affected. Additionally, competition for qualified employees could require us to pay higher wages, which could result in higher labor costs.

Disruptions in our supply chain or increases in ingredient, product and other supply costs could adversely affect our profitability and operating results.

Our cafes will be dependent on frequent deliveries of ingredients and other products. We believe we shall have adequate sources of supplies for our ingredients and products to support our cafe operations, however, there are many factors which could cause shortages or interruptions in the supply of our ingredients and products, including weather, unanticipated demand, labor, production or distribution problems, quality issues and cost. Some of these factors are beyond our control, and could have an adverse effect on our business and results of operations.

Delays in Opening our Cafes.

The proceeds of this Offering will be used, in part, to build out and open one or more cafes. Our revenues will arise primarily from the operation of the cafes and franchise fees. We do not anticipate receiving any income until our first cafes are complete and our initial franchisees have executed franchise agreements. Therefore, anything that delays the opening of the cafes or the on boarding of franchisees, will adversely effect our profitability.

Our Success Is Highly Dependent On Our Current Management.

Our success depends in significant part on the continued services of our current management team. Our success also depends in significant part on our ability to attract and retain additional management and other personnel. The inability to attract and retain such key personnel, or losing one or more of our existing management team, would seriously impair our ability to, or could cause us to fail to, successfully implement our business plan. This would have a material adverse effect on our business, results of operations and financial condition and the investors could lose their investment.

Risks of Borrowing.

We may have to seek loans from financial institutions or other Individuals in the future. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility, and may require us to provide a security interest in our assets.

Limited Transferability and Liquidity.

Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

Our failure or inability to protect our brand, trademarks or other proprietary rights could adversely affect our business and competitive position.

We believe that our brand, intellectual property and our confidential and proprietary information will be very important to our business and our competitive position. The brand "Black Momma Tea & Cafe", along with trade secrets, confidential and proprietary information and other intellectual property rights are key components of our operating and marketing strategies. Unauthorized usage or imitation by others could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees. In addition, actions by other parties claiming that we are infringing on their intellectual property rights could also cause us to incur significant legal fees and divert management's attention from the operation of our cafes.

Projections: Forward Looking Information.

Any projections regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and have not been reviewed by our independent accountants. Such projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Dilution

You should understand the potential for dilution. Each investor's stake in us, could be diluted due to our issuing additional shares. In other words, if we issue more shares, the percentage of the Company that you own will decrease, even though our value may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, you could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.
If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share

The cafe business is highly competitive. Although we believe we have a strong brand and will have strategic locations, there are many existing tea and coffee houses. We face competition from established companies such as Coffee Bean & Tea Leaf , as well as coffee houses such as Starbucks and Diedrich Coffee. Many of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than us. As a result, these competitors may be able to devote greater resources to marketing and sales than us. There can be no assurance that we will compete successfully with such competitors.

The Investor hereby appoints the CEO of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing, including, but not limited to, signing all documents, and taking any and all actions, determined by the Company's officers and directors, in good faith, to be advisable to transfer any shares held by the Investor into a special purpose vehicle or other entity designed to aggregate the interests of holders of the Shares pursuant to Section 11 of this Agreement.

Lack of Operating History and Risks of Operation.We are a new company (commencing operations in 2017). We have not yet commenced significant business operations. We are therefore, subject to all of the risks inherent in any new business enterprise. There can be no assurance that we or our franchisees will be successful in operating our cafes, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

George Tootle is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	3,106,625	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2018	Regulation Crowdfunding	Priced Round	$533,725	General operations
2/2020	Regulation D, 506(c)	Convertible Note	$0	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Vanessa Braxton
Amount Invested	$2,000.00
Transaction type	Loan
Issue date	08/01/18
Outstanding principal plus interest	$0.00 as of 08/22/19
Interest rate	0.0% per annum
Relationship	Founder

Black Momma Teas and Cafe will sell affiliated brands owned by B4MC Group like vodka, agave and tea at a discounted price. Vanessa Braxton is a principle shareholder in both entities and will benefit from the relationship.

During the year ended July 31, 2018, the Company advanced $10,000 to Vanessa Braxton, its founder, in consideration for her management services ("Due from Related Party"). The amount advanced is considered an interest free loan for an indeterminate period of time.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are purveyors of teas from different countries. We source directly from the plantation, so there's no middleman. Black Momma Tea & Cafe is the physical extension of our existing private brands: Black Momma Vodka, Black Momma Tea, Black Momma Agave, and Black Momma Mixers, which the privately held company currently had 26,000 total customers and totaled $2.6 million in online sales in the 2017 year. We're building two locations in N.Y. to create physical extensions of our e-commerce business and to jump-start our expansion.

In five years, we hope to have 500 Black Momma Tea & Cafes that will consist of corporate stores, franchises, and licensed units. Several Distribution Centers, In addition, we are striving to be listed on a major exchange (Like NYSE or NASDAQ) in the future which will allow for further expansion globally. This growth will create jobs, collaboration with new small businesses, and help expand small manufacturers within the Food & Beverage industry.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future if any.

Milestones

Black Momma Tea and Cafe, Inc was incorporated in the State of Delaware in August 2017.

Since then, we have:

- Build cafe in New York.
- Acquired Real Estate for a Distribution Center and company-owned locations
- Existing Black Momma private brand products currently have 33,000 customers and totaled $2.9 million in sales.
- Our founder, Vanessa Braxton, is a retired structural engineer with experience managing an annual $350 million contract and construction budget. With over 20 years of experience in engineering and construction, she became the first African American woman to build a Burger King in New York 22 years ago.
- Registered as a Federal Government Contractor in order to facilitate licensed locations on military bases.

Historical Results of Operations

Our company was organized in August 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended July 31, 2019, the Company had revenues of $0 compared to the year ended July 31, 2018, when the Company had revenues of $0. Our gross margin was % in the fiscal year 2019, compared to % in 2018.
- *Assets.* As of October 31, 2019, the Company had total assets of $642,597.87, including $204,993.45 in cash.
- *Net Loss.* The Company has had net losses of $275,158 and net income of $0 for the fiscal years ended July 31, 2019, and July 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended July 31, 2019, and $0 for the fiscal year ended July 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To date, the company doesn't have any debt

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 to 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Black Momma Tea and Cafe, Inc cash in hand is $204,993.45 as of October 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $27,666/month, for an average burn rate of $27,666 per month. Our intent is to be profitable in 20 months.

Our revenues are currently low because we are in construction and design. The long wait for Planning Board Town approval of site plan and Health department approvals in place. Our expenses are also high at the moment as we're in construction. The location already secured and built out. We planned an opening for May 2020 but due to the COVID 19 and shut down in NY caused a serious delay. So we intended to release the new Website first instead of simultaneously when the location opened in order to generate income on pivoted items as a marketplace. Then complete the last phase of construction as an essential market with a Cafe to accommodate grab n-go meals, Retail, and curbside pick up of all Food & Beverages (alcoholic and nonalcoholic), Local delivery, and distribution to B2B and Government Agencies. We implemented additional items like Hand Sanitizers, Coffee, Tea, Pet Products, Hemp, and more.

Once we release the site at the beginning of the Fiscal year, we expect conservatively 30K to 50K per month and scale with advertising. Once the location is finally open with a new social distancing plan and reduced hours, an additional 25k to 40K

We have an oversubscribed list and plan to conduct a future raise with a Reg A & Reg D for the next phase. Which will allow us to start building out the Company owned properties.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.blackmommateas.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- George Tootle
- Sheila Copeland
- Vanessa Braxton

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- 2019 Black Momma Tea Cafe Subscription Agreement Early Bird
- 2019 Black Momma Tea Cafe Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- George Tootle
- Sheila Copeland
- Vanessa Braxton

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Black Momma Tea and Cafe, Inc

By

Vanessa Braxton

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Sheila R. W. Copeland

VP Government Licensing and Organizations

7/16/2020

George Tootle

VP PT National Sales
7/15/2020

Vanessa Braxton

CEO
7/15/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.